Exhibit 1

BRF S.A. announces early tender date results of its cash tender offers for (A) the 4.350% Senior Notes due 2026 issued by BRF GmbH and guaranteed by BRF S.A. and (B) its 4.875% Senior Notes due 2030

São Paulo, Brazil – September 20, 2023 – BRF S.A. (“BRF”) today announces the early tender date results of its previously announced offers to purchase for cash for its own account and, in the case of the 2026 Notes, on behalf of BRF GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the law of the Republic of Austria, and a wholly-owned subsidiary of BRF (the “Subsidiary Issuer”), up to the Maximum Amount (as defined below) of the outstanding: (i) 4.350% Senior Notes due 2026 (the “2026 Notes”) issued by the Subsidiary Issuer and guaranteed by BRF (the “2026 Notes Offer”), and (ii) 4.875% Senior Notes due 2030 (the “2030 Notes” and, together with the 2026 Notes, the “Notes”) issued by BRF (the “2030 Notes Offer” and, together with the 2026 Notes Offer, the “Offers” and each, an “Offer”).

The Offers are being made upon the terms and subject to the conditions set forth in the offer to purchase dated September 6, 2023 (the “Offer to Purchase”). This press release is qualified in its entirety by the Offer to Purchase. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offer to Purchase.

As of 5:00 p.m. (New York City time) on September 19, 2023 (the “Early Tender Date”), according to information received from D.F. King & Co., Inc., the information and tender agent for the Offers: (i) U.S.$250,552,000, or approximately 50.18% of the principal amount outstanding, of the 2026 Notes was validly tendered, and not validly withdrawn; and (ii) U.S.$132,305,000, or approximately 22.49% of the principal amount outstanding, of the 2030 Notes was validly tendered, and not validly withdrawn. The following table sets forth the principal amount of the Notes validly tendered and not validly withdrawn, as well as the principal amount of Notes that BRF has accepted for purchase, after giving effect to the Maximum Amount, Acceptance Priority Levels and proration (as described below).

Title of Security	CUSIPs	ISINs	Principal Amount Outstanding Prior to Consummation of the Offers	Acceptance Priority Level	Maximum Amount(1)	Principal Amount Validly Tendered and Not Validly Withdrawn Prior to Early Tender Date (2)	Principal Amount Accepted(3)
4.350% Senior Notes due 2026	05583BAA7/ A08163AA4	US05583BAA70/ USA08163AA41	U.S.$499,282,000.00	1	U.S.$200,000,000	U.S.$ 250,552,000	U.S.$ 200,000,000
4.875% Senior Notes due 2030	10552TAG2 / P1905CJX9	US10552TAG22 / USP1905CJX94	U.S.$588,307,000.00	2		U.S.$ 132,305,000	-

(1)	The “Maximum Amount” represents the maximum combined aggregate principal amount of Notes that will be purchased in the Offers.

(2)     As reported by D.F. King & Co., Inc., the information and tender agent for the Offers, as of the Early Tender Date.

(3)     Because the Maximum Amount was exceeded, BRF will accept 2026 Notes validly tendered and not validly withdrawn in the Offers and no 2030 Notes, based on the Acceptance Priority Levels (as defined below) and will apply proration to the 2026 Notes validly tendered and not validly withdrawn prior to the Early Tender Date as described below and under “The Offers—Maximum Amount; Acceptance Priority Levels; Proration” in the Offer to Purchase.

Since the purchase of all 2026 Notes and 2030 Notes validly tendered in the Offers on or prior to the Early Tender Date would cause BRF to purchase an aggregate principal amount of Notes in excess of the Maximum Amount, BRF will apply the Acceptance Priority Levels specified in the table above (each, an “Acceptance Priority Level,” with 1 being the highest Acceptance Priority Level and 2 being the lowest Acceptance Priority Level), upon the terms and subject to the conditions set forth in the Offer to Purchase. Accordingly, BRF will accept for purchase 2026 Notes validly tendered and not validly withdrawn on or prior to the Early Tender Date on a prorated basis and no 2030 Notes.

Holders who validly tendered and did not validly withdraw their 2026 Notes in the 2026 Notes Offer on or prior to the Early Tender Date will be eligible to receive the total consideration of U.S.$952.50 per U.S.$1,000.00 principal amount of 2026 Notes tendered (the “2026 Total Consideration”), which includes an early tender premium of U.S.$30.00 per U.S.$1,000.00 principal amount of Notes validly tendered on or prior to the Early Tender Date and not validly withdrawn on or prior to the Withdrawal Date (the “Early Tender Premium”), subject to proration.

The settlement date for the Notes validly tendered and not validly withdrawn on or before the Early Tender Date and accepted for purchase (the “Early Settlement Date”) is expected to be September 21, 2023.

All Notes not accepted as a result of Acceptance Priority Levels or proration will be rejected from the Offers and promptly returned to the tendering Holder.

The Offers will expire at 5:00 p.m. (New York City time) on October 4, 2023, unless extended by BRF (such time and date, as the same may be extended, the “Expiration Date”). However, the Maximum Amount of Notes to be purchased has been reached in respect of tenders of Notes made on or prior to the Early Tender Date and, accordingly, BRF does not expect to accept for purchase any Notes that are validly tendered after the Early Tender Date in the Offers.

Holders whose Notes are accepted for purchase in the Offers will also receive accrued and unpaid interest (“Accrued Interest”) from, and including, the last interest payment date to, but excluding, the Early Settlement Date.

The deadline for holders of Notes to validly withdraw tenders of Notes has passed. Accordingly, Notes tendered on or before the Withdrawal Date and not validly withdrawn, or any Notes tendered thereafter, may not be withdrawn or revoked, except as required by applicable law.

BRF’s obligation to accept for purchase, and pay for, Notes that are validly tendered and not validly withdrawn pursuant to the Offers is subject to, and conditioned upon, the satisfaction or waiver by BRF of a number of conditions described in the Offer to Purchase, in BRF’s sole discretion.

BRF has the right, in its sole discretion, to amend or terminate the Offers at any time, subject to applicable law.

BRF has retained BofA Securities, Inc. and Santander US Capital Markets LLC to serve as dealer managers and D.F. King & Co., Inc. to serve as information and tender agent for the Offers. The full details of the Offers are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, because it contains important information. Requests for the Offer to Purchase and any related supplements may be directed to D.F. King & Co., Inc. by telephone at +1 (212) 269-5550 or +1 (866) 416-0577 (US toll free) or in writing at brf@dfking.com. Documents relating to the Offers, including the Offer to Purchase, are also available at www.dfking.com/brf. Questions about the Offers may be directed to BofA Securities, Inc by telephone at +1 (646) 855-8988 (collect) or +1 (888) 292-0070 (U.S. toll free) and Santander US Capital Markets LLC by telephone at +1 (212) 940-1442 (collect) or +1 (855) 404-3636 (U.S. toll free) or by e-mail at Usdcmlm@santander.us.

This press release shall not constitute an offer to purchase or a solicitation of acceptance of the offer to purchase, which are being made only pursuant to the terms and conditions contained in the Offer to Purchase. The Offers are not being made to, nor will BRF accept tenders of Notes from, holders in any jurisdiction in which any Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the laws require any Offer to be made by a licensed broker or dealer, such Offer will be made by the dealer managers on behalf of BRF.

None of BRF, the trustee with respect to the Notes, the information and tender agent, the dealer managers or any of their respective affiliates, directors, officers, agents, attorneys or employees makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of the principal amount of their Notes in response to any Offer, and none of them has been authorized or has authorized any person to make any such recommendation or to give any information or to make any representation in connection with the Offers other than the information and representations contained in the Offer to Purchase. Holders must make their own decisions with regard to tendering Notes.

Neither the U.S. Securities and Exchange Commission, any U.S. state securities commission nor any regulatory authority of any other country has approved or disapproved of the Offers, passed upon the merits or fairness of the Offers or passed upon the adequacy or accuracy of the disclosure in the Offer to Purchase.

About BRF

BRF is a sociedade anônima (corporation) organized under the laws of the Federative Republic of Brazil. Our principal executive offices are located at Avenida das Nações Unidas, 14,401 – 22nd to 25th Floors, Torre Jequitiba, Condomínio Parque da Cidade, Chácara Santo Antônio, 04730-090, in the city of São Paulo, State of São Paulo, Brazil. The telephone number of our investor relations department is +55-11-2322-5377 and our investor relations e-mail address is acoesri@brf.com.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which are subject to risks and uncertainties. Other than statements of historical fact, information regarding activities, events and developments that BRF expects or anticipates will or may occur in the future are forward-looking statements based on management’s estimates, assumptions and projections. Many forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “intend,” “plan,” “believe, “estimate” and similar expressions. Forward-looking statements contained in this press release are predictions only and actual results could differ materially from management’s expectations due to a variety of factors. The forward-looking statements that BRF makes in this press release are based on management’s current views and assumptions regarding future events and speak only as of their dates. BRF and the dealer managers assume no obligation to update developments of these factors or to announce publicly any revisions to any of the forward-looking statements that BRF makes, or to make corrections to reflect future events or developments, except as required by the U.S. federal securities laws.

DISCLAIMER

This press release must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information, which must be read carefully before any decision is made with respect to the Offers. None of BRF, the dealer managers, the information and tender agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Notes should participate in any of the Offers.